SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

03037669

7 November 2003

03 NOV 24 AM 7:21

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 6 November 2003, Re: Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 11/25

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 11/06/2003 05:58:11 PM
Reference No SC-031106-6C316

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

Pursuant to paragraph 2.0 of the Practice Note No. 12/2001, the Company wishes to announce that Wuxi Top Absorber Co Ltd ("Wuxi Top") and Nanjing Jingyi Casting Co Ltd ("Nanjing Jingyi"), both subsidiaries of the Company, have entered into recurrent transactions of a revenue or trading nature with its related party ("Related Party") as set out in Table I ("Recurrent Transactions").

The Recurrent Transactions were entered into for the period from 1 June 2001 to 30 September 2003 and were not included in any of the previous Shareholders' Mandate obtained in relation to recurrent related party transactions of a revenue or trading nature.

None of the Directors has any interest, direct or indirect, in the Recurrent Transactions.

The Company will include such future recurrent related party transactions with the Related Party in the circular to be issued in relation to the renewal of the Shareholders' Mandate to be tabled at the 2003 annual general meeting of the Company to be held in December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

6 NOV 2003

Table I

Subsidiary of the Company	Nature of Transactions	Value Transacted	Estimated Value*	Related Party #
Wuxi Top Nanjing Jingyi	Sale of motorcycle cast iron parts and absorbers	RM81,223,550	RM9,025,000	Jincheng Group Co Ltd and its subsidiary and associated companies ("Jincheng Group")
Nanjing Jingyi	Purchase of motorcycle cylinders	RM6,683,597	RM750,000	Jincheng Group

* Estimated value of further transactions prior to obtaining a Shareholders' Mandate.

Jincheng Group is a related party as it is a person connected with Jincheng Group Co Ltd who is the joint-venture partner in (a) Wuxi Top (holding 10% equity interest); and (b) Nanjing Jingyi (holding 40% equity interest).

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

....
Secretary

6 NOV 2003